Exhibit 99.1

Noah to Host Corporate Open Day on December 6, 2024, in Hong Kong

SHANGHAI, Nov 19, 2024 /PRNewswire/ -- Noah Holdings Limited (the "Company" or "Noah") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced that it will host a Corporate Open Day on Friday, December 6, 2024, from 2:00 - 6:00 p.m. HKT in Hong Kong.

The Corporate Open Day will feature Noah's executive management team, who will provide insights into the wealth management needs of global Mandarin-speaking clients, discuss global investment allocation strategies, and showcase its competitive global investment product offerings and comprehensive service matrix. There will also be a question-and-answer session.

Advanced registration for the in-person event is required. Analysts and investors interested in attending in person should register on or before November 29, 2024, at https://event-miracle-plus.com/06686/20241206/default.html.

The event, along with supporting materials, may also be viewed live or via an archived replay on the Company's investor relations website under the "News & Events" section at http://ir.noahgroup.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors. In the first half of 2024, Noah distributed RMB33.3 billion (US$4.6 billion) of investment products. As of June 30, 2024, through Gopher Asset Management, Noah managed assets totaling RMB154.0 billion (US$21.2 billion).

Noah's wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company's wealth management business had 459,072 registered clients as of June 30, 2024. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. Noah also operates other businesses.

For more information, please visit Noah at ir.noahgroup.com.